Exhibit 99.1

SKF Half-year report 2007

SKF reports record sales and profit for the second quarter of 2007. Operating profit increased by 18.6% and sales were up 11.9%. Basic earnings per share increased by 17.8%. The outlook is for continued good volume growth for the third quarter of 2007.

•	Net sales for the second quarter of 2007 were SEK 14,963 million (13,373), and for the first half-year SEK 29,334 million (26,662).

•
Operating profit for the second quarter was SEK 2,019 million (1,702), and for the first half-year SEK 3,905 million (3,311). The operating margin for the second quarter was 13.5% (12.7), and for the first half-year 13.3% (12.4).

•	Profit before taxes for the second quarter was SEK 1,957 million (1,520). The profit before taxes for the first half-year was SEK 3,782 million (3,119).

•	Net profit for the second quarter was SEK 1,274 million (1,071). Net profit for the first half-year was SEK 2,488 million (2,209).

•
Basic earnings per share for the second quarter were SEK 2.71 (2.30), and for the first half-year SEK 5.28 (4.75). Diluted earnings per share for the second quarter were SEK 2.70 (2.30), and for the first half-year SEK 5.26 (4.74).

The increase of 11.9% in net sales for the quarter, in SEK, was attributable to: volume 6.9%, structure 4.6%, price/mix 2.7% and currency effects -2.3%. For the first half-year, the increase of 10.0%, in SEK, was attributable to: volume 7.4%, structure 4.4%, price/mix 2.2% and currency effects -4.0%.

Sales development in the second quarter (excl. structural effects)
Sales in the second quarter of 2007, calculated in local currencies and compared to sales in the same quarter last year, were significantly higher for the Group. Sales were significantly higher for the Industrial Division and the Service Division and higher for the Automotive Division. Sales were significantly higher in Europe, Asia and Latin America. Sales in North America were higher.

The manufacturing level for the second quarter was unchanged compared to the first quarter 2007 and significantly higher compared to the second quarter last year.

Outlook for the third quarter of 2007 (compared to the second quarter 2007)
The market demand for SKF's products and services in the third quarter of 2007 is expected to be higher for the Group. The demand is expected to be higher in Europe and Latin America, significantly higher in Asia and relatively unchanged in North America. The demand is expected to be higher in the Industrial and Service Division and slightly higher in the Automotive Division.

The manufacturing level for the third quarter 2007 will be unchanged compared to the second quarter 2007, while lower in absolute terms due to normal seasonality, and significantly higher than the third quarter 2006.

Financial
The financial net in the second quarter of 2007 was SEK -62 million (-182), including revaluation of share swaps of SEK 16 million (-34). The financial net for the first half-year was SEK -123 million (-192), which includes the revaluation of share swaps amounting to SEK 58 million (3).

Key figures for the first half-year of 2007 (first half-year 2006):
 - Inventories, % of annual sales, 19.9% (19.1)
 - ROCE for the 12-month period, 25.3% (23.0)
 - ROE for the 12-month period, 24.1% (22.8)
 - Equity/assets ratio, 35.9% (44.4)
 - Gearing, 44.1% (32.7)
 - Registered number of employees, 41,477 (38,941)

Cash flow, after operating investments and before financial items (ie excluding the effect of financial investments) wasSEK 888 million (563) for the second quarter and SEK 235 million (740) for the half year. The cash flow includes acquisitions of SEK 526 million for the quarter and SEK 740 million for the half year.

Exchange rates for the second quarter of 2007, including the effects of translation and transaction flows, had a negative effect on SKF’s operating profit of about SEK 200 million. Based on current assumptions and exchange rates, it is estimated that the negative effect for the third quarter of 2007 will be around SEK 100 million. For the full year the negative effect will be around SEK 600 million.

Price levels for specialty steel and steel components increased further during the second quarter and were higher in the first half of the year, compared to the same period last year. They are expected to be higher in the third quarter compared to the previous quarter. SKF expects to be able to continue to compensate for this through productivity, sourcing and pricing.

Major events in the second quarter
SKF acquired:
-
ABBA Linear Tech Co., Ltd., a leading Asian manufacturer of profile rail guides, based in Taiwan. The ABBA Group employs around 400 people and has an annual sale of about SEK 250 million. In April, the transaction was finalized with SKF acquiring 90% of the company for SEK 400 million.

-
Baker Instruments Company, Ft Collins, Colorado in USA, a leading manufacturer of test and diagnostic instruments for electric motor assessment. Baker has annual sale of about USD 11 million and 62 employees. SKF paid USD 14 million for the company, on a cash and debt-free basis.

-	the remaining 40% shareholding in SKF (Shanghai) Bearing Company Ltd., to become a wholly-owned SKF production subsidiary in China.

SKF announced investments of SEK 700 million for two new factories in India, one for the manufacturing of ball bearings and the other for the manufacturing of large size bearings. Both factories will start production in 2008.

SKF sold its forging business at the Lüchow factory in Germany to Hay Speed Umformtechnik GmbH. The sales price was around EUR 32 million and SKF made a one-off profit on the sale of approximately EUR 4 million which is included in the result in the second quarter for the Automotive Division.

An ordinary dividend of SEK 2.1 billion together with an extra distribution of SEK 4.5 billion to shareholder added up to a total distribution to shareholders of SEK 6,603 million during the quarter.

SKF filed a Form 15F with the US Securities and Exchange Commission (SEC) to deregister under the US Securities Exchange Act of 1934 its Class B shares and to terminate reporting obligations with respect to its 7 1/8% Notes due 1 July 2007. SKF expects that the deregistration will become effective 90 days after filing. As a result of the filing, SKF's obligation to file certain reports and forms with the SEC, including Forms 20-F and 6-K, will be immediately suspended.

SKF has together with one of Chinas leading steel manufacturer, Baosteel Iron & Steel Group in Shanghai, created a joint venture where SKF holds 60% and the management responsibility. The joint venture will be responsible for maintenance and repair operations related to bearings at the Baosteel Group. The company will employ some 30 people.

Major events in the first quarter
SKF announced that it has developed a new bearing family, energy efficient bearings, that reduce energy consumption by at least 30% compared to standard ISO products.
In addition, the company has developed a number of other solutions including a web-based application that can support a significant reduction in energy consumption and cost savings for process factories and manufacturing industries.

SKF announced that it will invest SEK 600 million in Göteborg, Sweden to increase production capacity.

SKF acquired Preventive Maintenance Company Inc. (PMCI) in Illinois, USA. PMCI has annual sales of around USD 10 million. SKF also acquired Automatic Lubrication Systems (ALS) in Burlington, Canada. ALS has annual sales of about CAD 2 million.

Divisions
Comments on sales per geographical region are based on local currencies and compared to the corresponding period for 2006. The operating margin has been calculated on sales including intra-Group sales.

Industrial Division
The operating profit for the second quarter of 2007 amounted to SEK 917 million (838), resulting in an operating margin of 12.2% (12.5) on sales including intra-Group sales.
The operating profit for the first half-year of 2007 amounted to SEK 1,797 million (1,662), resulting in an operating margin of 12.2% (12.5).

Net sales for the second quarter amounted to SEK 4,986 million (4,289) and for the first half-year SEK 9,835 million (8,565). Sales including intra-Group sales for the second quarter were SEK 7,497 million (6,711), and for the first half-year SEK 14,748 million (13,348).

The increase of 16.2% in net sales, in SEK, for the quarter was attributable to: organic growth 9.8%, structure 8.8%, and currency effects -2.4%. For the first half-year, the increase in net sales, in SEK, of 14.8% was attributable to: organic growth 10.6%, structure 7.7% and currency effects -3.5%.

Sales for the second quarter were significantly higher in Europe, relatively unchanged in Asia and higher in North America. Some segments that showed significantly higher sales were, Railway, Wind energy, Aero and Construction equipment.

SKF launched during the quarter two solutions that deliver a number of benefits to steel mills. One solution is the SKF Caster Analyst System which is an on-line monitoring of continuous casters that analyses process loads and temperatures so that adjustments can be made to reduce maintenance and to increase throughput and product quality. The other solution is an additional version of SKF ConRo, SKF ConRo Low. This is a greased and sealed unit designed to fit the lower stages of a continuous caster.

Service Division
The operating profit for the second quarter amounted to SEK 692 million (545), resulting in an operating margin of 13.1% (11.2). The operating profit for the first half-year amounted to SEK 1,316 million (1,086), resulting in an operating margin of 12.9% (11.2).

Net sales for the second quarter amounted to SEK 4,828 million (4,402) and for the first half-year SEK 9,323 million (8,783). Sales including intra-Group sales for the second quarter were SEK 5,270 million (4,877), and for the first half-year SEK 10,193 million (9,689).

The increase of 9.7% in net sales, in SEK, for the quarter was attributable to: organic growth 12.3%, structure 0.3%, and currency effects -2.9%. For the first half-year, the increase in net sales, in SEK, of 6.2% was attributable to: organic growth 10.9%, structure 0.3% and currency effects -5.0%.

Sales in the second quarter developed positively and were significantly higher in all geographical regions.

SKF and Aker Kvaerner established a partnership for condition based maintenance for the offshore and onshore oil and gas industry. The agreement integrates the broad Aker Kvaerner competence in engineering, planning and maintenance with SKF expertise related to rotating equipment, bearing and lubrication technologies, condition monitoring, integration and analysis.

Automotive Division
The operating profit for the second quarter amounted to SEK 431 million (324), resulting in an operating margin of 7.0% (5.7). The operating profit for the first half-year amounted to SEK 785 million (566), resulting in an operating margin of 6.4% (5.0).

Net sales for the second quarter amounted to SEK 5,130 million (4,658) and for the first half-year SEK 10,134 million (9,273). Sales including intra-Group sales for the second quarter were SEK 6,176 million (5,695), and for the first half-year SEK 12,243 million (11,300).

The increase of 10.1% in net sales, in SEK, for the quarter was attributable to: organic growth 6.7%, structure 5.1%, and currency effects -1.7%. For the first half-year, the increase in net sales, in SEK, of 9.3% was attributable to: organic growth 7.5%, structure 5.2% and currency effects -3.4%.

For the second quarter, sales to the car and light truck industry in Europe were higher and in North America significantly higher. Sales to the heavy truck industry in Europe were significantly higher and in North America significantly lower. Sales to the vehicle service market were higher in all regions.

Sales to the electrical business and to two-wheelers producers were significantly higher in Europe and significantly lower in Asia.

Businesses gained during the first half year:
-	a wheel bearing solution to be manufactured in Spain for the new Renault Master platform.
-	additional business in China for two Chery models.
-	100% of the business for the steering column bearing with Piaggio in India.
-	100% share of the business for wheel hub units for a four-wheeler light vehicle with Piaggio in India.
-	business with Hendrickson in the USA for the recently launched SKF Wheel End Monitor, which helps track possible damage and wear to trailer wheel bearings.

Parent company
The Parent company performs services of a common Group character.
The risks for the Parent company are the same as described below for the Group.

For the first half-year of 2007, profit before taxes was SEK 1,357 million (333), net sales was 759 (636) and investments were SEK 1 million (0). As of June 30, current financial assets were SEK 7 million (8). As of January 1, they were SEK 7 million. As of June 30, the average number of employees was 188 (163).

Risks and uncertainties in the business
The company operates in many different industrial, automotive and geographical segments that are at different stages of the economic cycle. A general economic downturn at global level, or in one of the world’s leading economies, could obviously reduce the demand for the Group’s products, solutions and services for a period of time. In addition, terrorism and other hostilities, as well as disturbances in worldwide financial markets, could have a negative effect on the demand for the Group’s products and services.

The SKF Group is subject to both transaction and translation exposure. For commercial flows the SKF Group is primarily exposed to the USD and to US dollar-related currencies. As the major part of the profit is made outside Sweden, the Group is also exposed to translational risks in all the major currencies.

Previous outlook statement
First-quarter report 2007:
Outlook for the second quarter of 2007 (compared to the first quarter 2007)
The market demand for SKF's products and services in the second quarter of 2007 is expected to be higher for the Group. The demand is expected to be higher in Europe and Latin America, significantly higher in Asia and relatively unchanged in North America. The demand is expected to be higher in the Industrial and Service Division and slightly higher in the Automotive Division.
The manufacturing level for the second quarter will be unchanged compared to the first quarter 2007 and significantly higher compared to the second quarter last year.

Cautionary statement
This report contains forward-looking statements that are based on the current expectations of the management of SKF.
Although management believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those implied in the forward-looking statements as a result of, among other factors, changes in economic, market and competitive conditions, changes in the regulatory environment and other government actions, fluctuations in exchange rates and other factors mentioned in SKF’s latest 20-F report on file with the SEC (United States Securities and Exchange Commission) under "Forward-Looking Statements" and "Risk Factors".

***

The Board of Directors and the CEO declare that the half-year report gives a fair view of the performance of the business, position and profit or loss of the company and the Group, and describes the principal risks and uncertainties that the company and the companies in the Group face.

Göteborg, 17 July 2007
Aktiebolaget SKF (publ.)

Tom Johnstone
President and CEO, Board member

Anders Scharp	Vito H Baumgartner	Ulla Litzén
Chairman	Board member	Board member

Clas Åke Hedström	Winnie Fok	Leif Östling
Board member	Board member	Deputy chairman

Eckhard Cordes	Hans-Olov Olsson	Lena Treschow Torell
Board member	Board member	Board member

Göran Johansson	Lennart Larsson
Board member	Board member

AB SKF may be required to disclose the information provided herein pursuant to the Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

Presentation from SKF
A presentation will be published on SKF’s website at the following address:
investors.skf.com (click on Presentations).

Enclosures:
Financial statements
1.           Consolidated income statements
2.           Consolidated balance sheets and Consolidated statements of changes in shareholders' equity
3.           Consolidated statements of cash flow
Other financial statements
4.           Consolidated financial information - yearly and quarterly comparisons
5.           Segment information - yearly and quarterly comparisons
6.           Parent company income statements, balance sheets and footnotes.

The consolidated financial statements of the SKF Group are prepared in accordance with International Financial Reporting Standards. The SKF Group applies the same accounting policies and methods of computation in the interim financial statements as compared with the Annual Report including Sustainability Report 2006, except as described in the first quarter report 2007.

The consolidated half-year report has been prepared in accordance with IAS34. The half-year report for the Parent company has been prepared in accordance with the Annual Accounts Act and RR32:06.
The report has not been reviewed by the company's auditors.

The SKF Nine-month report 2007 will be published on Tuesday, 16 October 2007.

Further information can be obtained from:
Lars G Malmer, Group Communication, tel: +46-31-3371541, +46-705-371541, e-mail: lars.g.malmer@skf.com
Marita Björk, Investor Relations, tel: +46-31-3371994, +46-705-181994, e-mail: marita.bjork@skf.com

Aktiebolaget SKF, SE-415 50 Göteborg, Sweden, Company reg.no. 556007-3495, tel: +46-31-3371000, fax: +46-31-3372832, www.skf.com

Enclosure 1
CONSOLIDATED INCOME STATEMENTS (MSEK)

	April-June 2007	April-June 2006	Jan-June 2007	Jan-June 2006

Net sales	14,963	13,373	29,334	26,662
Cost of goods sold	-10,993	-9,882	-21,576	-19,797
Gross profit	3,970	3,491	7,758	6,865

Selling and administrative expenses	-1,997	-1,887	-3,901	-3,755

Other operating income/expenses - net	44	-9	46	7
Profit/loss from jointly controlled and associated companies	2	107	2	194
Operating profit	2,019	1,702	3,905	3,311

Operating margin, %	13.5	12.7	13.3	12.4

Financial income and expense - net	-62	-182	-123	-192
Profit before taxes	1,957	1,520	3,782	3,119

Taxes	-683	-449	-1,294	-910
Net profit	1,274	1,071	2,488	2,209

Net profit attributable to
Shareholders of the parent	1,233	1,050	2,402	2,164
Minority	41	21	86	45

Basic earnings per share, SEK*	2.71	2.30	5.28	4.75

Diluted earnings per share, SEK*	2.70	2.30	5.26	4.74

Dividend per share, SEK	-	-	4.50	4.00

Additions to property, plant and equipment	403	469	834	837

Number of employees registered	41,477	38,941	41,477	38,941

Return on capital employed for the 12-month period ended 30 June, %	25.3	23.0	25.3	23.0

NUMBER OF SHARES	30 June 2007	31 December 2006

Total number of shares	455,351,068	455,351,068
- whereof A shares	49,533,030	49,533,030
- whereof B shares	405,818,038	405,818,038

*  Basic and diluted earnings per share are based on net profit attributable to shareholders of the parent.

Enclosure 2
CONSOLIDATED BALANCE SHEETS (MSEK)
	June 2007	December 2006

Intangible assets	2,592	2,586

Deferred tax assets	984	948

Property, plant and equipment	11,667	11,388

Investments, non-current financial and other assets	2,366	1,429
Non-current assets	17,609	16,351

Inventories	11,095	9,939

Assets classified as held for sale	45	335

Current assets	13,521	10,635

Investments in jointly controlled company	3	48

Financial investments and cash and cash equivalents	2,626	8,930
Current assets	27,290	29,887

TOTAL ASSETS	44,899	46,238

Equity attributable to shareholders of AB SKF	15,411	18,973

Equity attributable to minority interests	707	634

Non-current loans	7,001	7,006

Provisions for post-employment benefits	4,872	4,731

Provisions for deferred taxes	1,346	1,243

Other non-current liabilities and provisions	1,947	1,606
Non-current liabilities	15,166	14,586

Current loans	1,099	1,047

Other current liabilities and provisions	12,516	10,939

Liabilities related to assets classified as held for sale	-	59
Current liabilities	13,615	12,045

TOTAL EQUITY AND LIABILITIES	44,899	46,238

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (MSEK)	June 2007	June 2006
Opening balance 1 January	19,607	18,233
Total exchange differences arising on translation of foreign operations	422	-864
Change in fair value of investments in equity securities and cash flow hedges	316	130
Release on disposal of investments in equity securities and cash flow hedges	-34	39
Net profit	2,488	2,209
Exercise of share options	-28	-18
Other transactions with minority owners	-	35
Redemption of shares	-4,554	-
Total cash dividends	-2,099	-1,862
Closing balance	16,118	17,902

Enclosure 3
CONSOLIDATED STATEMENTS OF CASH FLOW (MSEK)
	April-June 2007	April-June 2006*	Jan-June 2007	Jan-June 2006*
Operating activities:
Profit before taxes	1,957	1,520	3,782	3,119
Depreciation, amortization and impairment	426	374	833	786
Net gain (-) on sales of intangible assets, PPE and businesses	-43	-24	-45	-24
Taxes	-546	-568	-1,213	-926
Other including non-cash items	56	205	-53	26
Changes in working capital	-260	-298	-1,724	-1,208
Net cash flow from operations	1,590	1,209	1,580	1,773

Investing activities:
Operating investments:
Investments in intangible assets, PPE, businesses and equity securities	-948	-675	-1,601	-1,065
Sale of intangible assets, PPE, businesses and equity securities and pre-liquidation proceeds	246	29	256	32
Subtotal operating investments	-702	-646	-1,345	-1,033

Investments in financial and other assets	-79	-15	-100	-765
Sale of financial and other assets	28	1,103	1,240	2,477
Net cash flow used in investing activities	-753	442	-205	679
Net cash flow after investments before financing	837	1,651	1,375	2,452

Financing activities:
Change in short- and long-term loans	161	50	66	20
Payment of finance lease liabilities	-2	-1	-3	-1
Redemption	-4,554	-	-4,554	-
Cash dividends	-2,086	-1,844	-2,099	-1,862
Net cash flow used in financing activities	-6,481	-1,795	-6,590	-1,843
NET CASH FLOW	-5,644	-144	-5,215	609

Change in cash and cash equivalents:
Cash and cash equivalents at 1 April/1 January	7,729	3,115	7,242	2,379
Cash effect, excl. acquired businesses	-5,644	-148	-5,215	605
Cash effect of acquired businesses	0	4	0	4
Exchange rate effect	-19	-95	39	-112
Cash and cash equivalents at 30 June	2,066	2,876	2,066	2,876

ADDITIONAL CASH FLOW INFORMATION
Cash flow after operating investments before financial items:
Net cash flow from operations	1,590	1,209	1,580	1,773
Subtotal operating investments	-702	-646	-1,345	-1,033
	888	563	235	740

Change in net interest-bearing liabilities	Opening balance 1 Jan 2007	Exchange rate effect	Cash flow change	Acquired and sold businesses	Other	Closing balance 30 June 2007
Loans, long- and short-term	8,053	165	66	-	-184	8,100
Post-employment benefits, net	4,540	66	-210	-	217	4,613
Financial assets, others	-2,425	-25	1,140	-	-599	-1,909
Cash and cash equivalents	-7,242	-39	5,215	-	-	-2,066
Net interest-bearing liabilities	2,926	167	6,211	-	-566	8,738

* Certain reclassifications have been made between operating, investing and financing activities, see footnote 1 to the Annual Report 2006 including Sustainability Report.

Enclosure 4

CONSOLIDATED FINANCIAL INFORMATION - YEARLY AND QUARTERLY COMPARISONS
 (MSEK unless otherwise stated)

	Full year					Full year			Half year
	2005	1/06	2/06	3/06	4/06	2006	1/07	2/07	2007

Net sales	49,285	13,289	13,373	12,544	13,895	53,101	14,371	14,963	29,334
Cost of goods sold	-36,931	-9,915	-9,882	-9,296	-10,400	-39,493	-10,583	-10,993	-21,576
Gross profit	12,354	3,374	3,491	3,248	3,495	13,608	3,788	3,970	7,758

Gross margin, %	25.1	25.4	26.1	25.9	25.2	25.6	26.4	26.5	26.4
Selling and administrative expenses	-7,284	-1,868	-1,887	-1,764	-2,098	-7,617	-1,904	-1,997	-3,901
Other operating income/ expenses - net	85	16	-9	4	-33	-22	2	44	46
Profit/loss from jointly controlled and associated companies	172	87	107	50	494	738	0	2	2
Operating profit	5,327	1,609	1,702	1,538	1,858	6,707	1,886	2,019	3,905

Operating margin, %	10.8	12.1	12.7	12.3	13.4	12.6	13.1	13.5	13.3

Financial income and expense - net	-74	-10	-182	-116	-12	-320	-61	-62	-123
Profit before taxes	5,253	1,599	1,520	1,422	1,846	6,387	1,825	1,957	3,782

Profit margin before taxes,%	10.7	12.0	11.4	11.3	13.3	12.0	12.7	13.1	12.9

Taxes	-1,646	-461	-449	-456	-589	-1,955	-611	-683	-1,294
Net profit	3,607	1,138	1,071	966	1,257	4,432	1,214	1,274	2,488

Net profit attributable to
Shareholders of the parent	3,521	1,114	1,050	938	1,215	4,317	1,169	1,233	2,402
Minority	86	24	21	28	42	115	45	41	86

Basic earnings per share, SEK*	7.73	2.45	2.30	2.06	2.67	9.48	2.57	2.71	5.28

Diluted earnings per share, SEK*	7.70	2.44	2.30	2.05	2.66	9.45	2.56	2.70	5.26

Return on capital employed for the 12-month period, %	21.8	22.7	23.0	22.9	24.7	24.7	24.9	25.3	25.3

Gearing, %**	33.2	31.6	32.7	32.2	39.1	39.1	37.5	44.1	44.1

Equity/assets ratio, %	45.2	45.8	44.4	45.4	42.4	42.4	43.0	35.9	35.9

Net worth per share, SEK*	39	41	38	40	42	42	46	34	34

Additions to property, plant and equipment	1,623	368	469	459	637	1,933	431	403	834

Registered number of employees	38,748	38,752	38,941	39,984	41,090	41,090	41,348	41,477	41,477

*	Basic and diluted earnings per share and Net worth per share are based on net profit attributable to shareholders of the parent.

**
Current- plus non-current loans plus provisions for post-employment benefits, net, as a percentage of the sum of current- plus non-current loans, provisions for post-employment benefits, net, and shareholders equity, all at end of interim period/year end.

Enclosure 5

SEGMENT INFORMATION - YEARLY AND QUARTERLY COMPARISONS
(MSEK unless otherwise stated)

	Full year					Full year			Half year
	2005	1/06	2/06	3/06	4/06	2006	1/07	2/07	2007
Industrial Division
Net sales	14,821	4,276	4,289	4,039	4,572	17,176	4,849	4,986	9,835
Sales incl. intra-Group sales	23,695	6,637	6,711	6,310	7,040	26,698	7,251	7,497	14,748
Operating profit	2,374	824	838	758	607	3,027	880	917	1,797
Operating margin*	10.0%	12.4%	12.5%	12.0%	8.6%	11.3%	12.1%	12.2%	12.2%
Assets and liabilities, net	10,054	10,396	10,150	11,490	11,543	11,543	12,646	12,683	12,683
Registered number of employees	16,513	16,540	16,448	17,494	17,760	17,760	17,940	18,039	18,039

Service Division
Net sales	16,419	4,381	4,402	4,391	4,810	17,984	4,495	4,828	9,323
Sales incl. intra-Group sales	18,080	4,812	4,877	4,812	5,260	19,761	4,923	5,270	10,193
Operating profit	2,120	541	545	567	709	2,362	624	692	1,316
Operating margin*	11.7%	11.2%	11.2%	11.8%	13.5%	12.0%	12.7%	13.1%	12.9%
Assets and liabilities, net	3,359	3,658	3,677	3,531	3,437	3,437	3,898	4,042	4,042
Registered number of employees	5,025	5,061	5,116	5,165	5,279	5,279	5,330	5,409	5,409

Automotive Division
Net sales	17,050	4,615	4,658	4,103	4,493	17,869	5,004	5,130	10,134
Sales incl. intra-Group sales	20,882	5,605	5,695	5,040	5,467	21,807	6,067	6,176	12,243
Operating profit	499	242	324	218	162	946	354	431	785
Operating margin*	2.4%	4.3%	5.7%	4.3%	3.0%	4.3%	5.8%	7.0%	6.4%
Assets and liabilities, net	8,772	9,360	9,422	9,574	9,786	9,786	10,504	10,039	10,039
Registered number of employees	16,053	16,029	16,238	16,106	16,832	16,832	16,880	16,836	16,836

Previously published amounts have been restated to conform to the current Group structure in 2007. The structural changes include business units being moved between the divisions and from other operations to divisions.

*           Operating margin is calculated on sales including intra-Group sales.

Enclosure 6
PARENT COMPANY INCOME STATEMENTS (MSEK)

	Note	Jan-June 2007	Jan-June 2006

Net sales		759	636

Cost of services provided		-759	-636
Gross profit		0	0

Administrative expenses		-144	-155

Other operating income/expenses – net		2	10
Operating loss		-142	-145

Financial income and expenses - net	1	1,499	478
Profit before taxes		1,357	333

Taxes		27	63
Net profit		1,384	396

PARENT COMPANY BALANCE SHEETS (MSEK)
	Note	June 2007	December 2006

Investments in subsidiaries		9,774	9,469

Receivables from subsidiaries		7,494	7,335

Other non-current assets		896	677
Non-current assets		18,164	17,481

Receivables from subsidiaries		1,499	5,174

Other receivables		339	219
Current assets		1,838	5,393

TOTAL ASSETS		20,002	22,874

Shareholders’ equity	2	7,714	12,653

Untaxed reserves		875	875

Provisions		131	122

Non-current liabilities		7,169	7,832

Current liabilities		4,113	1,392
TOTAL SHAREHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES		20,002	22,874

Note 1. Financial income and expenses - net
The net increase in financial income and expenses is primarily attributable to dividends from investments in subsidiaries.

Note 2. Shareholders’ equity (MSEK)	June 2007

Opening balance 1 January	12,653
Dividends	-2,049
Redemption of shares	-4,554
Net profit	1,384
Other changes	280
Closing balance	7,714